Exhibit 99.1

Chartered Semiconductor Manufacturing Ltd. (Regn. No.: 198703584-K ) www.charteredsemi.com	880 N. McCarthy Blvd., Ste. 100 Milpitas, California 95035 Tel: (1) 408.941.1100 Fax: (1) 408.941.1101	60 Woodlands Industrial Park D Street Two Singapore 738406 Tel: (65) 6362.2838 Fax: (65) 6362.2938

 N e w s   R e l e a s e

Investor Contacts:
Suresh Kumar	Lim Li Chuen
(1) 408.941.1110	(65) 6360.4060
sureshk@charteredsemi.com	lclim@charteredsemi.com

Media Contacts:
Chartered U.S.:	Chartered Singapore:
Tiffany Sparks	Sophia Wee
(1) 408.941.1185	(65) 6360.4705
tiffanys@charteredsemi.com	sophiawee@charteredsemi.com

All currency figures stated in this report are in US dollars.
The financial statement amounts in this report are determined in accordance with US GAAP.
In order to provide investors additional information regarding the Company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). Silicon Manufacturing Partners (SMP or Fab 5) is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, in Appendix A of this report we have included a reconciliation table which provides comparable data based on revenues determined in accordance with US GAAP, which do not include the Company’s share of SMP.
CHARTERED REPORTS RESULTS FOR SECOND QUARTER 2007
•	Chartered revenues of $324.3 million in 2Q 2007, down 11.1 percent from 2Q 2006 and essentially flat sequentially. Revenues including Chartered’s share of SMP of $353.0 million, down 10.3 percent from 2Q 2006 and up 2.2 percent sequentially.

•	Net loss of $24.7 million, compared to net income of $12.9 million in 2Q 2006 and net income of $6.3 million in the previous quarter.

SINGAPORE — July 27, 2007 — Chartered Semiconductor Manufacturing (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced its results for second quarter 2007.

“In second quarter 2007, we saw shipment growth of approximately 17 percent, driven by strength in 0.13-micron and above technologies, which more than offset the lower 90-nanometer (nm) shipments to the computer sector. With strength coming mainly from more mature technologies which command relatively lower prices, this shipment growth translated to revenues that were essentially flat at the Chartered level and up 2.2 percent including our share of SMP, compared to the previous quarter. Revenues from 0.13-micron and below technologies, including those from 65nm, accounted for 50 percent of our total business revenues. Revenues from 65nm alone, including both SOI and bulk technologies, were six percent of our total business base revenues. We ended the quarter with a net loss of around $25 million which was higher than our previous guidance as a result of additional tax expense that had to be recognized in the quarter,” said George Thomas, senior vice president and CFO of Chartered.
Summary of Second Quarter 2007 Performance
•	Revenues were $324.3 million in second quarter 2007, down 11.1 percent from $364.8 million in second quarter 2006. Revenues including Chartered’s share of SMP were $353.0 million, down 10.3 percent from $393.7 million in the year-ago quarter, primarily due to weakness in the consumer sector, partially offset by strength in the communications and computer sectors. Sequentially, revenues were up 0.2 percent compared to $323.8 million in first quarter 2007. Revenues including Chartered’s share of SMP were up 2.2 percent from $345.3 million in first quarter 2007, primarily due to strength in the communications and consumer sectors, significantly offset by weakness in the computer sector.

•	Gross profit was $59.9 million, or 18.5 percent of revenues, down from a gross profit of $88.5 million, or 24.2 percent of revenues in the year-ago quarter, primarily due to lower revenues resulting from a less favorable product mix arising from lower shipments of 90nm products which have higher fixed costs. Gross profit was also affected to a lesser extent by lower selling prices, partially offset by higher shipments from 0.13-micron and above technologies. Gross profit was down 16.5 percent sequentially from $71.7 million, or 22.2 percent of revenues in first quarter 2007, primarily due to a less favorable product mix arising from lower shipments of 90nm products which have higher fixed costs, partially offset by higher shipments from 0.13-micron and above technologies.

•	Other revenue primarily relates to rental income from SMP (Fab 5) and was $5.6 million compared to $5.3 million in the year-ago quarter.

•	Research and development (R&D) expenses were $38.5 million, an increase of 1.7 percent from the year-ago quarter, primarily due to higher development activities related to the advanced 45nm technology node and higher activities related to development of design kits and intellectual property solutions for advanced technologies. Compared to the previous quarter, R&D expenses were up 2.5 percent, primarily due to lower reimbursement of expenses related to grants.

•	Sales and marketing expenses were $13.4 million, up 11.9 percent compared to $11.9 million in the year-ago quarter, primarily due to higher expenses related to Electronic Design Automation (EDA) offerings. Compared to the previous quarter, sales and marketing expenses were down 6.2 percent from $14.2 million, primarily due to lower financial support for pre-contract customer design validation activities and lower expenses related to EDA offerings.

•	General and administrative (G&A) expenses were $9.7 million, essentially flat compared to the year-ago quarter.

•	Equity in income of Chartered’s minority-owned joint-venture fab, SMP (Fab 5), was $10.2 million compared to $7.9 million in the year-ago quarter, primarily due to lower cost per wafer resulting from lower depreciation and higher production volumes over which fixed costs are allocated. Compared to the previous quarter, equity in income of SMP was up 67.5 percent from $6.1 million, primarily due to higher revenues resulting from higher shipments and lower cost per wafer resulting from higher production volumes over which fixed costs are allocated.

•	Net interest expense was $8.7 million, compared to $10.4 million in the year-ago quarter, primarily due to higher interest capitalization associated with the ramp of Fab 7, partially offset by lower interest income arising from lower principal balances. Compared to the previous quarter, net interest expense was up 7.7 percent due to lower interest income arising from lower principal balances.

•	The financial position of Chartered’s consolidated joint venture fab, Chartered Silicon Partners (CSP or Fab 6), continued to be in a shareholders’ deficit in second quarter 2007, and therefore none of the loss of $3.9 million in the second quarter was allocated to the minority interest. At the end of second quarter 2007, CSP’s shareholders’ deficit was $432.4 million.

•	Net loss was $24.7 million, or negative 7.6 percent of revenues, compared to a net income of $12.9 million, or 3.5 percent of revenues in the year-ago quarter and a net income of $6.3 million or 2 percent of revenues in the previous quarter. Net loss was higher than previous guidance primarily due to a higher than expected tax expense, resulting from a higher effective tax rate (ETR). The higher ETR used in second quarter 2007 was mainly due to forecast losses, arising primarily from the leading-edge technologies, which were not deductible against taxable income. These forecast non-deductible losses were higher than what was expected for the year in first quarter 2007. The tax expense in second quarter 2007 also included a cumulative adjustment to bring first quarter 2007 tax expense level up to reflect the revised ETR. ETR is calculated as a percentage of the forecast tax expense for the year over the forecast profit before tax for the same period and is the methodology used under US GAAP to account for tax expense in interim periods.

•	Basic and diluted loss per American Depositary Share (ADS) was ($0.11) and basic and diluted loss per share was ($0.01) in second quarter 2007, compared with basic earnings per ADS and basic earnings per share of $0.04 and $0.00 respectively in second quarter 2006 and diluted earnings per ADS and diluted earnings per share of $0.04 and $0.00 respectively in second quarter 2006.
Wafer Shipments and Average Selling Prices (eight-inch equivalent)
•	Shipments in second quarter 2007 were 345.2 thousand wafers, an increase of 5.6 percent compared to 327.0 thousand wafers in second quarter 2006. Shipments in second quarter 2007 increased by 15.4 percent compared to 299.2 thousand wafers shipped in first quarter 2007. Shipments including Chartered’s share of SMP were 381.6 thousand wafers, an increase of 7.3 percent compared to 355.7 thousand wafers in second quarter 2006. Shipments including Chartered’s share of SMP in second quarter 2007 increased 17.2 percent compared to 325.6 thousand wafers shipped in first quarter 2007.

•	Average selling price (ASP) was $908 per wafer in second quarter 2007, compared to $1,071 per wafer in first quarter 2007, primarily due to a less favorable product mix. ASP including Chartered’s share of SMP was $896 per wafer in second quarter 2007 compared to $1,051 per wafer in first quarter 2007.
Capacity and Utilization
Capacity utilization in second quarter 2007 was 79 percent compared to 82 percent in the year-ago quarter, and 70 percent in first quarter 2007. Capacity in second quarter 2007 was up approximately 11 percent compared to second quarter 2006 and was up approximately four percent compared to first quarter 2007. Capacity utilization is based on total shipments and total capacity, both of which include Chartered’s share of SMP.

Utilization Table
Data including Chartered’s share of SMP

Thousand 8” equivalent wafers	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Total wafers shipped	355.7	337.0	322.9	325.6	381.6
Total capacity	436.4	458.2	461.7	462.4	483.0
Utilization	82%	74%	70%	70%	79%
Capacity by Fab

(Thousand 8” equivalent wafers)	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007	Est. 3Q 2007
Fab 2	144.1	145.7	145.7	142.6	153.8	155.5
Fab 3	70.3	71.0	71.0	69.5	70.3	70.4
Fab 5 (Chartered’s share)	34.6	35.0	35.0	34.6	34.9	35.3
Fab 6	115.8	117.0	117.0	114.5	115.8	117.0
Fab 7	71.6	89.5	93.0	101.2	108.2	124.0

Total	436.4	458.2	461.7	462.4	483.0	502.2

Market Dynamics
The following business statistics tables provide information on revenues including Chartered’s share of SMP by market sector, region and technology.
Breakdown by Market Sector
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Communications	34%	32%	30%	36%	42%
Computer	25%	37%	44%	43%	31%
Consumer	39%	29%	24%	19%	24%
Other	2%	2%	2%	2%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Americas	75%	76%	76%	78%	67%
Europe	9%	10%	9%	7%	9%
Asia-Pacific	14%	13%	13%	14%	22%
Japan	2%	1%	2%	1%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
0.065 and below	—	—	—	—	6%
Up to 0.09	22%	29%	34%	27%	11%
Up to 0.13	28%	25%	26%	30%	33%
Up to 0.15	1%	1%	1%	1%	1%
Up to 0.18	14%	13%	12%	11%	14%
Up to 0.25	9%	8%	7%	8%	11%
Up to 0.35	15%	15%	12%	14%	14%
Above 0.35	11%	9%	8%	9%	10%

Total	100%	100%	100%	100%	100%

Recent Highlights
•	Chartered announced the signing of an agreement for a $610 million term loan facility from J.P. Morgan, guaranteed by the Export-Import Bank of the United States. The loan is to support the Phase 2 ramp of Fab 7.

•	Chartered, IBM, Samsung, Infineon, and Freescale announced the signing of a series of semiconductor process development and manufacturing agreements. The joint development agreements between these companies now include 32nm bulk CMOS process technologies and joint development of process design kits to support that technology.

•	Chartered, IBM and Samsung announced the availability of design-for-manufacturing (DFM) technology models, data files and design kits from leading EDA and DFM companies, supporting Common Platform technology at 45nm.

•	Chartered and Tezzaron Semiconductor, a specialist in high-speed memory solutions and three-dimensional wafer stacking processes, announced that Chartered will begin ramp production of Tezzaron’s unique ultra high speed memory chip.
Review and Outlook
“Based on current demand levels from our customers, we are expecting overall wafer shipments to grow approximately 10 percent sequentially and translate to a utilization rate of approximately 84 percent for the third quarter, an improvement of five percentage points over the previous quarter. However, primarily as a result of anticipated lower shipments of 90nm wafers to the computer sector, we expect Chartered revenues and revenues including our share of SMP to grow approximately four percent sequentially. Revenues from 0.13-micron and below technologies, including those from 65nm, are expected to account for approximately 48 percent of our total business base revenues. Revenues from 65nm alone are expected to grow approximately 70 percent sequentially and represent approximately 10 percent of our total business base revenues. Based on this outlook and after comprehending the stepped up R&D expenditure that needs to be incurred to bring up 45nm process technology to qualification phase, we expect to approximately break even at the bottom line for the third quarter,” said Thomas.
The outlook for third quarter 2007 is as follows:

	2Q 2007	3Q 2007 Guidance
	Actual	Midpoint and range	Sequential change
Revenues	$324.3M	$338M, ± $6M	Up 2% to Up 6%
Revenues including Chartered’s share of SMP	$353.0M	$366M, ± $7M	Up 2% to Up 6%
ASP (a)	$908	$866, ± $20	Down 2% to Down 7%
ASP including Chartered’s share of SMP (a)	$896	$858, ± $25	Down 1% to Down 7%
Utilization	79%	84%, ± 3%	—
Gross profit (loss)	$59.9M	$64M, ± $6M	—
Net income (loss) (b)	($24.7M)	$0M, ± $5M	—
Basic earnings (loss) per ADS (c)	($0.11)	($0.01), ± $0.02	—

(a)	Eight-inch equivalent wafers.

(b)	Net income includes the negative profit impact from losses attributable to minority interest, which was $1.9 million in second quarter 2007, and is projected to be nil in third quarter 2007.

(c)	Basic earnings (loss) per ADS is computed by deducting from net income or adding to net (loss) the accretion to redemption value of the convertible redeemable preference shares, projected to be approximately $2.4 million in third quarter 2007.
CEO Closing Comments
“As we get into the second half of the year, we are seeing different outlook for our business at 0.13-micron and above technologies, compared to leading-edge 90nm and 65nm technologies. Utilization for 0.13-micron and above technologies is expected to track higher than the company average and I believe this is due to the industry recovery following the inventory correction that the industry has been going through, as well as expected seasonal strength in second half of the year and the efforts we have undertaken in the last several years in diversifying our customer base and product offering in 0.13-

micron and above technologies. However, we do have a challenge at the leading-edge technologies as we are continuing to see weaker demand at the 90nm node from the computer sector and also slower than expected production ramp of 65nm designs. As a result, we are disappointed with the slower growth outlook for our overall business in the second half of the year,” said Chia Song Hwee, president & CEO of Chartered.
“Our breakeven utilization and profitability will be negatively impacted by the temporary change in our outlook. However, as we address our business mix issue by ramping leading-edge technologies, we are confident of getting our breakeven utilization rate back on track. We are ready to ramp volumes when customer demand increases along with market adoption of their products,” concluded Chia.
Webcast Conference Call Today
Chartered will be discussing its second quarter 2007 results and third quarter 2007 outlook on a conference call today, July 27, 2007, at 8:30 a.m. Singapore time (US time 5:30 p.m. PT/8:30 p.m. ET, Thursday, July 26, 2007). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.
Mid-Quarter Guidance
The Company provides a guidance update midway through each quarter. For third quarter 2007, the Company anticipates issuing its mid-quarter guidance update, via news release, on Thursday, September 6, 2007, Singapore time.

APPENDIX A
US GAAP Reconciliation Table
In order to provide investors additional information regarding the company’s financial results as determined in accordance with US GAAP, in this report Chartered also provides information on its total business base revenues, which include the Company’s share of Silicon Manufacturing Partners (“Revenues including Chartered’s share of SMP”). SMP is a minority-owned joint-venture company and under US GAAP reporting, SMP revenues are not consolidated into Chartered’s revenues (“Revenues”). References to revenues including Chartered’s share of SMP in this report are therefore not in accordance with US GAAP. To ensure clarity, the tables below provide a reconciliation.

	2Q 2006	1Q 2007	2Q 2007	3Q 2007 Guidance
	Actual	Actual	Actual	Midpoint
Revenues (d)	$364.8M	$323.8M	$324.3M	$338M
Chartered’s share of SMP revenues	$28.9M	$21.5M	$28.7M	$28M
Revenues including Chartered’s share of SMP	$393.7M	$345.3M	$353.0M	$366M
ASP (e)	$1,089	$1,071	$908	$866
ASP of Chartered’s share of SMP revenues (e)	$1,004	$817	$788	$775
ASP including Chartered’s share of SMP (e)	$1,082	$1,051	$896	$858

(d)	Determined in accordance with US GAAP.

(e)	Eight-inch equivalent wafers.

Breakdown by Market Sector
Revenues (US GAAP) (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Communications	32%	31%	28%	34%	41%
Computer	24%	36%	44%	43%	30%
Consumer	41%	31%	26%	20%	26%
Other	3%	2%	2%	3%	3%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP revenues (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Communications	63%	51%	53%	60%	54%
Computer	32%	43%	42%	35%	42%
Consumer	5%	5%	4%	4%	3%
Other	—	1%	1%	1%	1%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Communications	34%	32%	30%	36%	42%
Computer	25%	37%	44%	43%	31%
Consumer	39%	29%	24%	19%	24%
Other	2%	2%	2%	2%	3%

Total	100%	100%	100%	100%	100%

Breakdown by Region
Revenues (US GAAP) (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Americas	78%	79%	79%	80%	71%
Europe	8%	9%	8%	7%	9%
Asia-Pacific	13%	11%	11%	12%	19%
Japan	1%	1%	2%	1%	1%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Americas	37%	39%	43%	47%	30%
Europe	21%	20%	16%	15%	9%
Asia-Pacific	29%	30%	36%	34%	56%
Japan	13%	11%	5%	4%	5%

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
Americas	75%	76%	76%	78%	67%
Europe	9%	10%	9%	7%	9%
Asia-Pacific	14%	13%	13%	14%	22%
Japan	2%	1%	2%	1%	2%

Total	100%	100%	100%	100%	100%

Breakdown by Technology (micron)
Revenues (US GAAP) (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
0.065 and below	—	—	—	—	7%
Up to 0.09	24%	31%	37%	29%	12%
Up to 0.13	30%	27%	27%	32%	36%
Up to 0.15	—	—	—	—	—
Up to 0.18	9%	7%	8%	7%	8%
Up to 0.25	9%	9%	8%	9%	12%
Up to 0.35	16%	16%	12%	13%	15%
Above 0.35	12%	10%	8%	10%	10%

Total	100%	100%	100%	100%	100%

Chartered’s share of SMP Revenues (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
0.065 and below	—	—	—	—	—
Up to 0.09	—	—	—	—	—
Up to 0.13	—	—	—	—	—
Up to 0.15	19%	12%	9%	14%	14%
Up to 0.18	75%	80%	75%	66%	77%
Up to 0.25	4%	2%	1%	1%	6%
Up to 0.35	2%	6%	15%	19%	3%
Above 0.35	—	—	—	—	—

Total	100%	100%	100%	100%	100%

Revenues including Chartered’s share of SMP (Percentage of Total)

	2Q 2006	3Q 2006	4Q 2006	1Q 2007	2Q 2007
0.065 and below	—	—	—	—	6%
Up to 0.09	22%	29%	34%	27%	11%
Up to 0.13	28%	25%	26%	30%	33%
Up to 0.15	1%	1%	1%	1%	1%
Up to 0.18	14%	13%	12%	11%	14%
Up to 0.25	9%	8%	7%	8%	11%
Up to 0.35	15%	15%	12%	14%	14%
Above 0.35	11%	9%	8%	9%	10%

Total	100%	100%	100%	100%	100%

About Chartered
Chartered Semiconductor Manufacturing (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves the needs of customers through its collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement methodologies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our outlook for the third quarter of 2007; projected revenues and average selling prices (including Chartered’s share of SMP), utilization rate, gross profit, net income and earnings per ADS; our expectation of growth of wafer shipments sequentially translating to an improved utilization rate for the third quarter; the revenue contribution from 0.13-micron and below technologies including those from 65nm as a percentage of our total business base revenues; our expectation that the utilization rate of 0.13-micron and above technologies tracking higher than the company average; the challenge at the leading-edge technologies due to weaker demand at 90nm node from computer sector and slower than expected production ramp of 65nm designs; and the negative impact to our breakeven utilization and profitability reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes in the demands from our major customers, excess inventory, life cycle, market outlook and trends for specific products; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions, performance level of our fabrication facilities; our progress on leading-edge products; changes in capacity plans, allocation and process technology mix; unavailability of materials, equipment, manpower and expertise; access to or delays in technological advances or our development of process technologies; the successful implementation of our partnership, technology and supply alliances (including our joint development agreements with IBM, Infineon, Samsung, Freescale and ST Microelectronics); the growth rate of fabless companies, the outsourcing strategy of integrated device manufacturers (“IDM”) and our expectation that IDMs will utilize foundry capacity more extensively; demand and supply outlook in the semiconductor market and the economic conditions in the United States as well as globally. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of US Dollars, except share and per share data)

	Determined in accordance with US GAAP
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2007	2006	2007
Net revenue	$364,829	$324,292	$720,060	$648,088
Cost of revenue	276,363	264,403	538,816	516,463

Gross profit	88,466	59,889	181,244	131,625

Other revenue	5,266	5,590	10,287	11,212

Operating expenses:
Research and development	37,867	38,511	72,746	76,081
Sales and marketing	11,933	13,357	25,504	27,602
General and administrative	9,758	9,680	19,436	19,596
Other operating expense, net	8,395	2,388	7,721	7,170

Total operating expenses	67,953	63,936	125,407	130,449

Equity in income of associated companies, net	7,947	10,110	18,117	16,207
Other income (loss), net	(5,274)	810	(12,613)	(241)
Interest expense, net	(10,410)	(8,695)	(25,109)	(16,765)

Income before income taxes	18,042	3,768	46,519	11,589
Income tax expense	5,145	28,477	11,647	30,014

Net income (loss)	12,897	(24,709)	34,872	(18,425)

Less: Accretion to redemption value of convertible redeemable preference shares	2,358	2,404	4,782	4,785

Net income (loss) available to ordinary shareholders	$10,539	$(27,113)	$30,090	$(23,210)

Net earnings (loss) per ordinary share and ADS

Basic net earnings (loss) per ordinary share	$0.00	$(0.01)	$0.01	$(0.01)
Diluted net earnings (loss) per ordinary share	$0.00	$(0.01)	$0.01	$(0.01)

Basic net earnings (loss) per ADS	$0.04	$(0.11)	$0.12	$(0.09)
Diluted net earnings (loss) per ADS	$0.04	$(0.11)	$0.12	$(0.09)

Number of ordinary shares (in millions) used in computing:
Basic net earnings (loss) per ordinary share	2,527.2	2,538.2	2,520.5	2,537.5
Effect of dilutive securities	8.5	—	7.5	—

Diluted net earnings (loss) per ordinary share	2,535.7	2,538.2	2,528.0	2,537.5

Number of ADS (in millions) used in computing:
Basic net earnings (loss) per ADS	252.7	253.8	252.1	253.8
Effect of dilutive securities	0.9	—	0.7	—

Diluted net earnings (loss) per ADS	253.6	253.8	252.8	253.8

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	As of

	December 31,	June 30,
	2006	2007
ASSETS

Cash and cash equivalents	$718,982	$541,913
Restricted cash	43,063	43,031
Marketable securities	2,283	3,394
Receivables, net	243,361	212,059
Inventories	158,492	185,597
Other current assets	17,225	17,568

Total current assets	1,183,406	1,003,562

Investment in associated companies	36,044	34,959
Technology licenses, net	84,991	73,405
Property, plant and equipment, net	2,273,119	2,395,963
Other non-current assets	42,316	40,454

Total assets	$3,619,876	$3,548,343

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY

Payables	$301,868	$195,990
Current installments of long-term debt and capital lease obligations	127,627	78,051
Other current liabilities	183,250	165,820

Total current liabilities	612,745	439,861

Long-term debt and capital lease obligations, excluding current installments	1,280,972	1,387,201
Other non-current liabilities	48,936	49,667

Total liabilities	1,942,653	1,876,729

Convertible redeemable preference shares	246,174	250,959

Shareholders’ equity	1,431,049	1,420,655

Total liabilities, convertible redeemable preference shares and shareholders’ equity	$3,619,876	$3,548,343

CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of US Dollars)

	Determined in accordance with US GAAP
	For The Six Months Ended

	June 30,	June 30,
	2006	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$34,872	$(18,425)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Equity in income of associated companies, net	(18,117)	(16,207)
Cash dividends received from SMP	20,683	13,654
Depreciation and amortization	264,401	242,221
Foreign exchange loss, net	2,503	129
Gain on disposal of property, plant and equipment	(4,025)	(783)
Others, net	16,277	5,039
Changes in assets and liabilities:
Receivables	(38,460)	33,158
Inventories	(33,336)	(27,105)
Other current assets	(3,695)	(205)
Payables and other liabilities	20,952	(5,371)

Net cash provided by operating activities	262,055	226,105

CASH FLOWS FROM INVESTING ACTIVITIES

Payments for property, plant and equipment	(231,507)	(455,144)
Payments for technology licenses	(5,000)	(4,362)
Refundable deposits placed with a vendor	(15,000)	—
Refund of deposits placed with a vendor	111,656	11
Proceeds from sale of property, plant and equipment	8,659	4,692
Return of capital from SMP	4,133	4,900
Others	(544)	(1,179)

Net cash used in investing activities	(127,603)	(451,082)

CASH FLOWS FROM FINANCING ACTIVITIES

Debt
Borrowings	493,100	146,115
Repayments	(513,548)	(86,750)
Capital lease payments	(2,185)	(1,990)
Receipts of refundable customer deposits	45,183	—
Refund of customer deposits	(42,707)	(10,550)
Issuance of ordinary shares	1,612	1,841
(Increase) decrease in cash restricted for debt repayment	(3,593)	32
Others	5,752	(900)

Net cash (used in) provided by financing activities	(16,386)	47,798

Effect of exchange rate changes on cash and cash equivalents	20	110
Net increase (decrease) in cash and cash equivalents	118,086	(177,069)
Cash and cash equivalents at the beginning of the period	819,856	718,982

Cash and cash equivalents at the end of the period	$937,942	$541,913